SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (NAME OF ISSUER)

                                 ORDINARY SHARES
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                         (TITLE OF CLASS OF SECURITIES)

                                   M6778Q 10 5
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                                 (CUSIP NUMBER)

                                  Yoav Doppelt
 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
                                 972-3-745-6000
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                  August 31, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ofer Hi-Tech Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
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                   7.   Sole Voting Power
                        60,797,791 (1)
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            11,737,430 (2)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               60,797,791 (1)
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,057,464 (3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     60,797,791 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.95%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

     (1) Includes 8,250,793 ordinary shares underlying currently exercisable warrants. Also includes 2,038,925 ordinary shares that may be purchased by a third party through the exercise of an option granted thereto by the reporting person. See Item 5.

     (2) Represents (i) 6,994,964 ordinary shares and 1,062,500 ordinary shares underlying currently exercisable warrants, all of which are held by the reporting person in trust for certain third parties and (ii) 3,679,966 ordinary shares, with respect to which the reporting person has certain voting rights. See Item 5.

     (3) Represents 6,994,964 ordinary shares and 1,062,500 ordinary shares underlying currently exercisable warrants, all of which are held by the reporting person in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ofer Holdings Group Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
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                   7.   Sole Voting Power
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            72,535,221 (1)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        68,855,255 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

     (1) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 ordinary shares, with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

     (2) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     L.Y.N. (Holdings) Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        373,065
NUMBER OF          -------------------------------------------------------------
SHARES             8.   Shared Voting Power
BENEFICIALLY            72,535,221 (1)
OWNED BY           -------------------------------------------------------------
EACH               9.   Sole Dispositive Power
REPORTING               373,065
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        68,855,255 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     373,065
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.21%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

     (1) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 ordinary shares, with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

     (2) Includes (i) 6,994,964 ordinary shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 9,313,293 ordinary shares underlying currently exercisable warrants, including 1,062,500 ordinary shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

This Amendment No. 1 to Schedule 13D amends certain information set forth in the
Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on July 10, 2007 (the "Initial Schedule 13D"). This Amendment No. 1 relates to the ordinary shares, par value NIS 0.1 per share (the "Ordinary Shares"), of Lumenis Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive office of the Issuer is Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel. Except as set forth in this Amendment No. 1, all information included in the Initial Schedule 13D is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

Ofer Hi-Tech Investments Ltd., an Israeli company, is an indirect wholly-owned subsidiary of Ofer Holdings Group Ltd., an Israeli company, which is held in equal shares by Orona Investments Ltd. and L.Y.N. (Holdings) Ltd., each an Israeli company.

Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel and 22% by his son, Mr. Ori Angel. Mr. Udi Angel indirectly owns 100% of the means of control of Orona Investments Ltd.

Mr. Eyal Ofer is the shareholder of record of 95% of the issued and outstanding share capital of L.Y.N. (Holdings) Ltd.

With respect to Ofer Holdings Group Ltd.:

(a)  State of organization: Israel.

(b)  Principal business: Holdings and investments in other companies.

(c) Address of principal office and principal business: 9 Andre Saharov St., Haifa 31905, Israel.

(d)  No

(e)  No

With respect to Mr. Ori Angel:

(b)  Business address: 9 Andre Saharov Street, Haifa 31905, Israel.

(c)  Present principal occupation: Businessperson

(d)  No

(e)  No

(f)  Israel

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to a voting and option agreement dated as of August 31, 2007 (the "Voting/Option Agreement") by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech Investments Ltd., on the other hand, (i) Mr. Eli Azur and Mirkaei Tikshoret Ltd. agreed to vote all of the shares of the Issuer held by them (currently, 3,679,966 shares) in favor of or against any resolution proposed to be adopted at any meeting of the Issuer's shareholders (or pursuant to a written consent of the Issuer's shareholders) in the manner voted by Ofer Hi-Tech Investments Ltd., and (ii) in consideration for the foregoing, Ofer Hi-Tech Investments Ltd. granted Mr. Azur and Mirkaei Tikshoret Ltd. an option to purchase up to 2,038,925 Ordinary Shares at a price of $1.079 per each Ordinary Share. The foregoing agreement shall terminate upon the earlier of (a) immediately prior to consummation of a public offering of the Issuer's securities, (b) immediately prior to the closing of a merger of the Issuer, the sale of all or substantially all of the Ordinary Shares, any transaction that results in a change of control of the Issuer, the sale of all or substantially all of the Issuer's assets or the sale of a division of the Issuer for consideration of at least $30 million, (c) immediately prior to the sale, assignment, transfer or disposal of all of the Ordinary Shares held by Ofer Hi-Tech Investments Ltd. or (d) August 1, 2010.

Except for the foregoing and the information set forth in the Initial Schedule 13D, the reporting persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any of the Ordinary Shares subject to this report, except to the extent of their respective pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 5 above for a summary of certain provisions of the Voting/Option Agreement.

Except as set forth above and in the Initial Schedule 13D, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Voting and option agreement dated as of August 31, 2007 by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech Investments Ltd., on the other hand.

Exhibit 2 - Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth herein is true, complete and correct.

                                            Ofer Hi-Tech Investments Ltd.

                                            By: /s/ Yoav Doppelt
                                            --------------------
                                            Name: Yoav Doppelt

                                            Ofer Holdings Group Ltd.

                                            By: /s/ Eyal Wolfsthal
                                            ----------------------
                                            Name: Eyal Wolfsthal

                                            L.Y.N. (Holdings) Ltd.

                                            By: /s/ Abraham Anaby
                                            ---------------------
                                            Name: Abraham Anaby

Dated: June 23, 2008